UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 29, 2022

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the First Quarter 2022 Report of UBS AG, which appears immediately following this page.

UBS AG

First quarter 2022  report

Corporate calendar UBS AG

Publication of the second quarter 2022 report:                      Friday, 29 July 2022

Publication of the third quarter 2022 report:                         Friday, 28 October 2022

Publication dates of future quarterly and annual reports and results are made available as part calendar of UBS AG at ubs.com/investors

	3	Introduction

	1.	Risk and capital management
	6	Risk management and control
	7	Capital management

	2.	Consolidated financial statements
	15	UBS AG interim consolidated financial statements (unaudited)

Appendix
	52	Alternative performance measures
	55	Abbreviations frequently used in our financial reports
	57	Information sources
	58	Cautionary statement

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Imprint Publisher: UBS AG, Zurich, Switzerland | ubs.com Language: English © UBS 2022. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

First quarter 2022 report

UBS AG consolidated key figures

UBS AG consolidated key figures
	As of or for the quarter ended
USD million, except where indicated	31.3.22	31.12.21	31.3.21
Results
Operating income	9,475	8,846	8,836
Operating expenses	6,916	7,227	6,684
Operating profit / (loss) before tax	2,559	1,619	2,151
Net profit / (loss) attributable to shareholders	2,004	1,255	1,710
Profitability and growth
Return on equity (%)	13.8	8.7	11.9
Return on tangible equity (%)	15.5	9.8	13.4
Return on common equity tier 1 capital (%)	19.3	12.1	17.8
Return on risk-weighted assets, gross (%)	12.5	11.8	12.3
Return on leverage ratio denominator, gross (%)	3.5	3.3	3.4
Cost / income ratio (%)	72.8	81.9	75.9
Net profit growth (%)	17.2	(19.7)	20.3
Resources
Total assets	1,139,876	1,116,145	1,109,234
Equity attributable to shareholders	57,962	58,102	57,446
Common equity tier 1 capital[1]	41,577	41,594	38,826
Risk-weighted assets[1]	309,374	299,005	285,119
Common equity tier 1 capital ratio (%)[1]	13.4	13.9	13.6
Going concern capital ratio (%)[1]	18.1	18.5	18.7
Total loss-absorbing capacity ratio (%)[1]	33.1	33.3	34.2
Leverage ratio denominator[1]	1,072,766	1,067,679	1,039,736
Common equity tier 1 leverage ratio (%)[1]	3.88	3.90	3.73
Going concern leverage ratio (%)[1]	5.2	5.2	5.1
Total loss-absorbing capacity leverage ratio (%)[1]	9.6	9.3	9.4
Other
Invested assets (USD billion)[2]	4,380	4,596	4,306
Personnel (full-time equivalents)	47,139	47,067	47,592

1 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    2 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2021 for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in our external reports (annual, quarterly and other reports). We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

Introduction

Overview

UBS Group AG is the holding company for the UBS Group and the parent company of UBS AG. UBS Group AG holds 100% of the issued shares in UBS AG. Financial information for UBS AG consolidated does not differ materially from that for UBS Group AG consolidated.

This report includes risk and capital management information for UBS AG consolidated and the interim consolidated financial statements for the quarter ended 31 March 2022. Regulatory information for UBS AG standalone is provided in the 31 March 2022 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

›    Refer to the UBS Group first quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors,  for more information

Comparison between UBS Group AG consolidated and UBS AG consolidated

The table on the following page contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated.

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

–     Assets, liabilities, operating income, operating expenses and tax expenses / (benefits) relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–     Differences in net profit between UBS Group AG consolidated and UBS AG consolidated mainly arise as UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred. In addition, and to a lesser extent, differences arise as a result of certain compensation-related matters, including pensions.

–     The equity of UBS Group AG consolidated was USD 0.9 billion higher than the equity of UBS AG consolidated as of 31 March 2022. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our share repurchase programs and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–     The going concern capital of UBS Group AG consolidated was USD 4.1 billion higher than the going concern capital of UBS AG consolidated as of 31 March 2022, reflecting higher common equity tier 1 (CET1) capital of USD 3.0 billion and going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.1 billion.

–     The CET1 capital of UBS Group AG consolidated was USD 3.0 billion higher than that of UBS AG consolidated as of 31 March 2022. The higher CET1 capital of UBS Group AG consolidated was primarily due to lower UBS Group AG accruals for dividends to shareholders and higher UBS Group AG consolidated IFRS equity of USD 0.9 billion. The aforementioned factors were partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

–     The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.1 billion higher than that of UBS AG consolidated as of 31 March 2022, mainly reflecting deferred contingent capital plan awards granted at the Group level to eligible employees for the performance years 2017 to 2021, partly offset by four loss-absorbing AT1 capital instruments on-lent by UBS Group AG to UBS AG.

In April 2022, UBS AG distributed a dividend of USD 4.2 billion to UBS Group AG and UBS Group AG paid the 2021 dividend of USD 1.7 billion to its shareholders. These dividends reduced the equity of UBS AG and UBS Group AG in April 2022 by USD 4.2 billion and USD 1.7 billion, respectively, and had no impact on their CET1 capital.

›    Refer to “Holding company and significant regulated subsidiaries and sub-groups” under “Complementary financial information” at ubs.com/investors  for an illustration of the consolidation scope differences between UBS AG and UBS Group AG

›    Refer to the “Capital management” section of this report for more information about differences in the loss-absorbing capacity between UBS Group AG consolidated and UBS AG consolidated

Introduction

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 31.3.22			As of or for the quarter ended 31.12.21
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	9,363	9,475	(112)	8,732	8,846	(114)
Operating expenses	6,634	6,916	(282)	7,003	7,227	(224)
Operating profit / (loss) before tax	2,729	2,559	170	1,729	1,619	109
of which: Global Wealth Management	1,310	1,283	27	563	541	22
of which: Personal & Corporate Banking	428	420	8	365	362	3
of which: Asset Management	174	176	(2)	334	328	6
of which: Investment Bank	929	908	21	713	710	3
of which: Group Functions	(112)	(227)	115	(246)	(321)	75
Net profit / (loss)	2,144	2,012	132	1,359	1,266	93
of which: net profit / (loss) attributable to shareholders	2,136	2,004	132	1,348	1,255	93
of which: net profit / (loss) attributable to non-controlling interests	8	8	0	11	11	0

Statement of comprehensive income
Other comprehensive income	(2,216)	(2,134)	(82)	(181)	(197)	16
of which: attributable to shareholders	(2,234)	(2,152)	(82)	(177)	(194)	16
of which: attributable to non-controlling interests	18	18	0	(4)	(4)	0
Total comprehensive income	(72)	(121)	50	1,178	1,069	109
of which: attributable to shareholders	(98)	(148)	50	1,171	1,062	109
of which: attributable to non-controlling interests	26	26	0	7	7	0

Balance sheet
Total assets	1,139,922	1,139,876	46	1,117,182	1,116,145	1,037
Total liabilities	1,080,711	1,081,558	(847)	1,056,180	1,057,702	(1,522)
Total equity	59,212	58,319	893	61,002	58,442	2,559
of which: equity attributable to shareholders	58,855	57,962	893	60,662	58,102	2,559
of which: equity attributable to non-controlling interests	356	356	0	340	340	0

Capital information
Common equity tier 1 capital	44,593	41,577	3,016	45,281	41,594	3,687
Going concern capital	60,053	55,956	4,097	60,488	55,434	5,054
Risk-weighted assets	312,037	309,374	2,664	302,209	299,005	3,204
Common equity tier 1 capital ratio (%)	14.3	13.4	0.9	15.0	13.9	1.1
Going concern capital ratio (%)	19.2	18.1	1.2	20.0	18.5	1.5
Total loss-absorbing capacity ratio (%)	34.2	33.1	1.0	34.7	33.3	1.3
Leverage ratio denominator	1,072,953	1,072,766	186	1,068,862	1,067,679	1,183
Common equity tier 1 leverage ratio (%)	4.16	3.88	0.28	4.24	3.90	0.34
Going concern leverage ratio (%)	5.6	5.2	0.4	5.7	5.2	0.5
Total loss-absorbing capacity leverage ratio (%)	9.9	9.6	0.4	9.8	9.3	0.5

Risk and capital management

Management report

Risk management and control

Risk management and control

UBS AG consolidated risk profile

The risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG consolidated and the risk information provided in the UBS Group first quarter 2022 report is equally applicable to UBS AG consolidated.

The credit risk profile of UBS AG consolidated differs from that of UBS Group AG consolidated primarily in relation to receivables of UBS AG and UBS Switzerland AG from UBS Group AG. The total banking products exposure of UBS AG consolidated as of 31 March 2022 was USD 1.7 billion, or 0.2%, higher than the exposure of UBS Group, compared with USD 0.8 billion, or 0.1%, as of 31 December 2021.

›    Refer to the “Risk management and control” section of the UBS Group first quarter 2022 report for more information

›    Refer to the “Recent developments” section of the UBS Group first quarter 2022 report for more information about our exposure and response to Russia’s invasion of Ukraine

Capital management

Going and gone concern requirements and information

UBS is considered a systemically relevant bank (an SRB) under Swiss banking law and, on a consolidated basis, both UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs.

The Swiss SRB framework and requirements applicable to UBS AG consolidated are consistent with those applicable to UBS Group AG consolidated and are described in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021.

The applicable gone concern requirement floor as of 31 March 2022 was 10% for risk-weighted assets (RWA) and 3.75% for leverage ratio denominator (LRD) purposes. This floor was increased by 1.4% for RWA and 0.75% for LRD in the first quarter of 2022.

UBS AG is subject to going and gone concern requirements on a standalone basis. Capital and other regulatory information for UBS AG standalone is provided under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors and in the 31 March 2022 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

The table on the next page provides the RWA- and LRD-based requirements and information as of 31 March 2022 for UBS AG consolidated.

Capital management

Swiss SRB going and gone concern requirements and information
As of 31.3.22	RWA		LRD
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.32[1]	44,310	5.00[1]	53,638
Common equity tier 1 capital	10.02	31,007	3.50[2]	37,547
of which: minimum capital	4.50	13,922	1.50	16,091
of which: buffer capital	5.50	17,016	2.00	21,455
of which: countercyclical buffer	0.02	70
Maximum additional tier 1 capital	4.30	13,303	1.50	16,091
of which: additional tier 1 capital	3.50	10,828	1.50	16,091
of which: additional tier 1 buffer capital	0.80	2,475

Eligible going concern capital
Total going concern capital	18.09	55,956	5.22	55,956
Common equity tier 1 capital	13.44	41,577	3.88	41,577
Total loss-absorbing additional tier 1 capital	4.65	14,379	1.34	14,379
of which: high-trigger loss-absorbing additional tier 1 capital	4.25	13,145	1.23	13,145
of which: low-trigger loss-absorbing additional tier 1 capital[3]	0.40	1,234	0.12	1,234

Required gone concern capital
Total gone concern loss-absorbing capacity[4]	10.76	33,299	3.78	40,585
of which: base requirement[5]	12.86	39,785	4.50	48,274
of which: additional requirement for market share and LRD	1.44	4,455	0.50	5,364
of which: applicable reduction on requirements	(3.54)	(10,942)	(1.22)	(13,054)
of which: rebate granted	(3.14)	(9,699)	(1.10)	(11,800)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.40)	(1,243)	(0.12)	(1,253)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	15.04	46,520	4.34	46,520
Total tier 2 capital	0.99	3,050	0.28	3,050
of which: low-trigger loss-absorbing tier 2 capital	0.81	2,507	0.23	2,507
of which: non-Basel III-compliant tier 2 capital	0.18	543	0.05	543
TLAC-eligible senior unsecured debt	14.05	43,470	4.05	43,470

Total loss-absorbing capacity
Required total loss-absorbing capacity	25.09	77,609	8.78	94,223
Eligible total loss-absorbing capacity	33.12	102,476	9.55	102,476

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		309,374
Leverage ratio denominator				1,072,766

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Existing outstanding low-trigger AT1 capital instruments qualify as going concern capital at the UBS AG consolidated level, as agreed with FINMA, until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 10% and 3.75% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 4.3 percentage points for the RWA-based requirement of 14.3% and 1.25 percentage points for the LRD-based requirement of 5.0%.

Swiss SRB going and gone concern information
USD million, except where indicated	31.3.22	31.12.21

Eligible going concern capital
Total going concern capital	55,956	55,434
Total tier 1 capital	55,956	55,434
Common equity tier 1 capital	41,577	41,594
Total loss-absorbing additional tier 1 capital	14,379	13,840
of which: high-trigger loss-absorbing additional tier 1 capital	13,145	11,414
of which: low-trigger loss-absorbing additional tier 1 capital	1,234	2,426

Eligible gone concern capital
Total gone concern loss-absorbing capacity	46,520	44,264
Total tier 2 capital	3,050	3,144
of which: low-trigger loss-absorbing tier 2 capital	2,507	2,596
of which: non-Basel III-compliant tier 2 capital	543	547
TLAC-eligible senior unsecured debt	43,470	41,120

Total loss-absorbing capacity
Total loss-absorbing capacity	102,476	99,698

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	309,374	299,005
Leverage ratio denominator	1,072,766	1,067,679

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	18.1	18.5
of which: common equity tier 1 capital ratio	13.4	13.9
Gone concern loss-absorbing capacity ratio	15.0	14.8
Total loss-absorbing capacity ratio	33.1	33.3

Leverage ratios (%)
Going concern leverage ratio	5.2	5.2
of which: common equity tier 1 leverage ratio	3.88	3.90
Gone concern leverage ratio	4.3	4.1
Total loss-absorbing capacity leverage ratio	9.6	9.3

Capital management

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 31.3.22
USD million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference

Eligible going concern capital
Total going concern capital	60,053	55,956	4,097
Total tier 1 capital	60,053	55,956	4,097
Common equity tier 1 capital	44,593	41,577	3,016
Total loss-absorbing additional tier 1 capital	15,460	14,379	1,081
of which: high-trigger loss-absorbing additional tier 1 capital	14,223	13,145	1,078
of which: low-trigger loss-absorbing additional tier 1 capital	1,236	1,234	2

Eligible gone concern capital
Total gone concern loss-absorbing capacity	46,520	46,520	0
Total tier 2 capital	3,050	3,050	0
of which: low-trigger loss-absorbing tier 2 capital	2,507	2,507	0
of which: non-Basel III-compliant tier 2 capital	543	543	0
TLAC-eligible senior unsecured debt	43,470	43,470	0

Total loss-absorbing capacity
Total loss-absorbing capacity	106,573	102,476	4,097

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	312,037	309,374	2,664
Leverage ratio denominator	1,072,953	1,072,766	186

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	19.2	18.1	1.2
of which: common equity tier 1 capital ratio	14.3	13.4	0.9
Gone concern loss-absorbing capacity ratio	14.9	15.0	(0.1)
Total loss-absorbing capacity ratio	34.2	33.1	1.0

Leverage ratios (%)
Going concern leverage ratio	5.6	5.2	0.4
of which: common equity tier 1 leverage ratio	4.16	3.88	0.28
Gone concern leverage ratio	4.3	4.3	0.0
Total loss-absorbing capacity leverage ratio	9.9	9.6	0.4

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 31.3.22
USD million	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference
Total IFRS equity	59,212	58,319	893
Equity attributable to non-controlling interests	(356)	(356)
Defined benefit plans, net of tax	(446)	(446)
Deferred tax assets recognized for tax loss carry-forwards	(4,520)	(4,520)
Deferred tax assets on temporary differences, excess over threshold	(81)	(324)	243
Goodwill, net of tax	(5,822)	(5,822)
Intangible assets, net of tax	(191)	(191)
Compensation-related components (not recognized in net profit)	(1,744)		(1,744)
Expected losses on advanced internal ratings-based portfolio less provisions	(518)	(518)
Unrealized (gains) / losses from cash flow hedges, net of tax	1,556	1,556
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date	(114)	(114)
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date	(84)	(84)
Unrealized gains related to financial assets at fair value through OCI, net of tax	(1)	(1)
Prudential valuation adjustments	(183)	(183)
Accruals for dividends to shareholders for 2021	(1,668)	(4,200)	2,532
Other[1]	(448)	(1,539)	1,091
Total common equity tier 1 capital	44,593	41,577	3,016
1 Includes dividend accruals for the current year and other items.

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

The going concern capital of UBS AG consolidated was USD 4.1 billion lower than the going concern capital of UBS Group AG consolidated as of 31 March 2022, reflecting lower common equity tier 1 (CET1) capital of USD 3.0 billion and lower going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.1 billion.

The aforementioned difference in CET1 capital was primarily due to higher UBS Group AG consolidated IFRS equity of USD 0.9 billion and lower UBS Group AG dividend accruals, partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

The going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 1.1  billion lower  than that of UBS Group AG consolidated as of 31 March 2022, mainly reflecting deferred contingent capital plan awards granted at the Group level to eligible employees for the performance years 2017 to 2021, partly offset by four loss-absorbing AT1 capital instruments on-lent by UBS Group AG to UBS AG.

Differences in capital between UBS Group AG consolidated and UBS AG consolidated related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

The leverage ratio framework for UBS AG consolidated is consistent with that of UBS Group AG consolidated. As of 31 March 2022, the going concern leverage ratio of UBS AG consolidated was 0.4 percentage points lower than that of UBS Group AG consolidated, mainly because the going concern capital of UBS AG consolidated was USD 4.1 billion lower.

›    Refer to the “Capital management” section of the UBS Group first quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors,  for information about the developments of loss-absorbing capacity, RWA and LRD for UBS Group AG consolidated

›    Refer to the “Introduction” section of this report for more information about the differences in equity between UBS AG consolidated and UBS Group AG consolidated

Consolidated
financial statements

Unaudited

Table of contents

UBS AG interim consolidated financial statements (unaudited)

15	Income statement
16	Statement of comprehensive income
17	Balance sheet
18	Statement of changes in equity
20	Statement of cash flows

22	1 Basis of accounting
23	2 Segment reporting
24	3 Net interest income
24	4 Net fee and commission income
24	5 Personnel expenses
25	6 General and administrative expenses
25	7 Income taxes
25	8 Expected credit loss measurement
30	9 Fair value measurement
39	10 Derivative instruments
40	11 Other assets and liabilities
41	12 Debt issued designated at fair value
42	13 Debt issued measured at amortized cost
42	14 Interest rate benchmark reform
43	15 Provisions and contingent liabilities
49	16 Currency translation rates
49	17 Events after the reporting period

UBS AG interim consolidated
financial statements (unaudited)

Income statement
		For the quarter ended
USD million	Note	31.3.22	31.12.21	31.3.21
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	2,145	2,152	2,098
Interest expense from financial instruments measured at amortized cost	3	(809)	(794)	(859)
Net interest income from financial instruments measured at fair value through profit or loss	3	410	388	351
Net interest income	3	1,746	1,746	1,589
Other net income from financial instruments measured at fair value through profit or loss		2,225	1,364	1,314
Credit loss (expense) / release	8	(18)	27	28
Fee and commission income	4	5,868	6,054	6,197
Fee and commission expense	4	(485)	(513)	(478)
Net fee and commission income	4	5,384	5,541	5,719
Other income		139	169	185
Total operating income		9,475	8,846	8,836
Personnel expenses	5	4,233	3,552	4,086
General and administrative expenses	6	2,233	3,164	2,141
Depreciation, amortization and impairment of non-financial assets		449	511	457
Total operating expenses		6,916	7,227	6,684
Operating profit / (loss) before tax		2,559	1,619	2,151
Tax expense / (benefit)	7	547	353	439
Net profit / (loss)		2,012	1,266	1,713
Net profit / (loss) attributable to non-controlling interests		8	11	3
Net profit / (loss) attributable to shareholders		2,004	1,255	1,710

UBS AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended
USD million	31.3.22	31.12.21	31.3.21

Comprehensive income attributable to shareholders
Net profit / (loss)	2,004	1,255	1,710
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(465)	296	(1,407)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	212	(184)	705
Foreign currency translation differences on foreign operations reclassified to the income statement	0	0	1
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	0	3	0
Income tax relating to foreign currency translations, including the impact of net investment hedges	2	(24)	10
Subtotal foreign currency translation, net of tax	(251)	91	(691)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	(439)	(49)	(131)
Net realized gains / (losses) reclassified to the income statement from equity	0	0	(6)
Income tax relating to net unrealized gains / (losses)	112	13	35
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	(327)	(37)	(102)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(2,465)[1]	(250)	(1,172)
Net (gains) / losses reclassified to the income statement from equity	(237)	(269)	(254)
Income tax relating to cash flow hedges	518	98	266
Subtotal cash flow hedges, net of tax	(2,184)	(421)	(1,160)
Cost of hedging
Cost of hedging, before tax	77	(14)	(6)
Income tax relating to cost of hedging	0	6	0
Subtotal cost of hedging, net of tax	77	(8)	(6)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(2,685)	(375)	(1,958)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	128	153	(35)
Income tax relating to defined benefit plans	(17)	(26)	3
Subtotal defined benefit plans, net of tax	110	127	(32)
Own credit on financial liabilities designated at fair value[2]
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	423	55	(29)
Income tax relating to own credit on financial liabilities designated at fair value	0	0	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	423	55	(29)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	533	182	(61)

Total other comprehensive income	(2,152)	(194)	(2,019)
Total comprehensive income attributable to shareholders	(148)	1,062	(309)

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	8	11	3
Total other comprehensive income that will not be reclassified to the income statement, net of tax	18	(4)	(12)
Total comprehensive income attributable to non-controlling interests	26	7	(9)

Total comprehensive income
Net profit / (loss)	2,012	1,266	1,713
Other comprehensive income	(2,134)	(197)	(2,032)
of which: other comprehensive income that may be reclassified to the income statement	(2,685)	(375)	(1,958)
of which: other comprehensive income that will not be reclassified to the income statement	551	178	(73)
Total comprehensive income	(121)	1,069	(319)

1 Mainly reflects net unrealized losses on US dollar hedging derivatives resulting from significant increases in the relevant US dollar long-term interest rates.    2 Refer to Note 9 for more information.

Balance sheet
USD million	Note	31.3.22	31.12.21

Assets
Cash and balances at central banks		206,773	192,817
Loans and advances to banks		17,781	15,360
Receivables from securities financing transactions		69,452	75,012
Cash collateral receivables on derivative instruments	10	39,254	30,514
Loans and advances to customers	8	393,960	398,693
Other financial assets measured at amortized cost	11	28,766	26,236
Total financial assets measured at amortized cost		755,987	738,632
Financial assets at fair value held for trading	9	114,995	131,033
of which: assets pledged as collateral that may be sold or repledged by counterparties		40,217	43,397
Derivative financial instruments	9,10	140,311	118,145
Brokerage receivables	9	20,762	21,839
Financial assets at fair value not held for trading	9	60,575	59,642
Total financial assets measured at fair value through profit or loss		336,643	330,659
Financial assets measured at fair value through other comprehensive income	9	9,093	8,844
Investments in associates		1,150	1,243
Property, equipment and software		11,365	11,712
Goodwill and intangible assets		6,383	6,378
Deferred tax assets		9,097	8,839
Other non-financial assets	11	10,158	9,836
Total assets		1,139,876	1,116,145

Liabilities
Amounts due to banks		16,649	13,101
Payables from securities financing transactions		7,110	5,533
Cash collateral payables on derivative instruments	10	39,609	31,801
Customer deposits		542,984	544,834
Funding from UBS Group AG		57,520	57,295
Debt issued measured at amortized cost	13	75,013	82,432
Other financial liabilities measured at amortized cost	11	10,167	9,765
Total financial liabilities measured at amortized cost		749,052	744,762
Financial liabilities at fair value held for trading	9	34,687	31,688
Derivative financial instruments	9,10	138,444	121,309
Brokerage payables designated at fair value	9	48,015	44,045
Debt issued designated at fair value	9,12	69,421	71,460
Other financial liabilities designated at fair value	9,11	32,374	32,414
Total financial liabilities measured at fair value through profit or loss		322,941	300,916
Provisions	15	3,413	3,452
Other non-financial liabilities	11	6,152	8,572
Total liabilities		1,081,558	1,057,702

Equity
Share capital		338	338
Share premium		24,660	24,653
Retained earnings		30,450	27,912
Other comprehensive income recognized directly in equity, net of tax		2,514	5,200
Equity attributable to shareholders		57,962	58,102
Equity attributable to non-controlling interests		356	340
Total equity		58,319	58,442
Total liabilities and equity		1,139,876	1,116,145

UBS AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million	Share capital	Share premium	Retained earnings
Balance as of 1 January 2021	338	24,580	25,251
Tax (expense) / benefit		1
Dividends
Translation effects recognized directly in retained earnings			23
Share of changes in retained earnings of associates and joint ventures			2
New consolidations / (deconsolidations) and other increases / (decreases)		(1)
Total comprehensive income for the period			1,649
of which: net profit / (loss)			1,710
of which: OCI, net of tax			(61)
Balance as of 31 March 2021	338	24,579	26,926

Balance as of 1 January 2022	338	24,653	27,912
Tax (expense) / benefit		3
Dividends
Translation effects recognized directly in retained earnings			1
Share of changes in retained earnings of associates and joint ventures			0
New consolidations / (deconsolidations) and other increases / (decreases)		5
Total comprehensive income for the period			2,537
of which: net profit / (loss)			2,004
of which: OCI, net of tax			533
Balance as of 31 March 2022	338	24,660	30,450
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	of which: cost of hedging	Total equity attributable to shareholders	Non-controlling interests	Total equity
7,585	5,126	151	2,321	(13)	57,754	319	58,073
					1		1
					0	(3)	(3)
(23)		0	(23)	0	0		0
					2		2
					(1)	0	(1)
(1,958)	(691)	(102)	(1,160)	(6)	(309)	(9)	(319)
					1,710	3	1,713
(1,958)	(691)	(102)	(1,160)	(6)	(2,019)	(12)	(2,032)
5,603	4,436	49	1,138	(19)	57,446	307	57,753

5,200	4,617	(7)	628	(39)	58,102	340	58,442
					3		3
					0	(3)	(3)
(1)		0	(1)	0	0		0
					0		0
					5	(7)	(3)
(2,685)	(251)	(327)	(2,184)	77	(148)	26	(121)
					2,004	8	2,012
(2,685)	(251)	(327)	(2,184)	77	(2,152)	18	(2,134)
2,514	4,366	(334)	(1,556)	38	57,962	356	58,319

UBS AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
USD million	31.3.22	31.3.21

Cash flow from / (used in) operating activities
Net profit / (loss)	2,012	1,713
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial assets	449	457
Credit loss expense / (release)	0	(28)
Share of net (profit) / loss of associates and joint ventures and impairment related to associates	4	(53)
Deferred tax expense / (benefit)	212	61
Net loss / (gain) from investing activities	19	(146)
Net loss / (gain) from financing activities	(4,599)	(1,570)
Other net adjustments	1,920	6,619
Net change in operating assets and liabilities:
Loans and advances to banks and amounts due to banks	3,869	1,995
Securities financing transactions	7,011	(8,614)
Cash collateral on derivative instruments	(959)	(3,068)
Loans and advances to customers	791	(12,847)
Customer deposits	3,002	(2,661)
Financial assets and liabilities at fair value held for trading and derivative financial instruments	8,197	1,705
Brokerage receivables and payables	5,081	7,329
Financial assets at fair value not held for trading and other financial assets and liabilities	(52)	8,948
Provisions and other non-financial assets and liabilities	(1,415)	(961)
Income taxes paid, net of refunds	(644)	(201)
Net cash flow from / (used in) operating activities	24,899	(1,322)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	(1)
Purchase of property, equipment and software	(371)	(368)
Purchase of financial assets measured at fair value through other comprehensive income	(1,645)	(1,376)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	1,092	1,412
Net (purchase) / redemption of debt securities measured at amortized cost	(2,547)	4
Net cash flow from / (used in) investing activities	(3,472)	(329)

Statement of cash flows (continued)
	Year-to-date
USD million	31.3.22	31.3.21

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(5,188)	1,054
Issuance of debt designated at fair value and long-term debt measured at amortized cost[1]	24,824	36,336
Repayment of debt designated at fair value and long-term debt measured at amortized cost[1]	(21,201)	(22,965)
Net cash flows from other financing activities	(219)	(150)
Net cash flow from / (used in) financing activities	(1,784)	14,275

Total cash flow
Cash and cash equivalents at the beginning of the period	207,755	173,430
Net cash flow from / (used in) operating, investing and financing activities	19,644	12,624
Effects of exchange rate differences on cash and cash equivalents	(2,729)	(7,983)
Cash and cash equivalents at the end of the period[2]	224,669	178,071
of which: cash and balances at central banks[3]	206,666	158,769
of which: loans and advances to banks	16,485	17,050
of which: money market paper	1,518	2,252

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	2,889	2,758
Interest paid in cash	1,428	1,679
Dividends on equity investments, investment funds and associates received in cash	456	624

1 Includes funding from UBS Group AG measured at amortized cost (recognized in Funding from UBS Group AG on the balance sheet) and measured at fair value (recognized in Other financial liabilities designated at fair value on the balance sheet).    2 USD 4,359 million and USD 4,064 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 31 March 2022 and 31 March 2021, respectively. Refer to “Note 23 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.    3 Includes only balances with an original maturity of three months or less.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Notes to the UBS AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting

Basis of preparation

The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), and are presented in US dollars (USD). These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual financial statements for the period ended 31 December 2021. These interim financial statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated financial statements in the Annual Report 2021. In the opinion of management, all necessary adjustments have been made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Material accounting policies” in the “Consolidated financial statements” section of the Annual Report 2021.

Note 2   Segment reporting

UBS AG’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Group Functions and qualify as reportable segments for the purpose of segment reporting. Together with Group Functions they reflect the management structure of UBS AG.

›    Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2021 for more information about UBS AG’s reporting segments

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS AG

For the quarter ended 31 March 2022
Net interest income	1,141	535	(4)	133	(60)	1,746
Non-interest income	3,763	552	582	2,777	74	7,748
Income	4,904	1,087	578	2,910	14	9,494
Credit loss (expense) / release	7	(23)	0	(4)	0	(18)
Total operating income	4,912	1,064	578	2,907	15	9,475
Total operating expenses	3,629	644	402	1,999	242	6,916
Operating profit / (loss) before tax	1,283	420	176	908	(227)	2,559
Tax expense / (benefit)						547
Net profit / (loss)						2,012

As of 31 March 2022
Total assets[1]	407,861	231,993	22,579	381,574	95,869	1,139,876

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS AG

For the quarter ended 31 March 2021
Net interest income	997	513	(4)	114	(31)	1,589
Non-interest income	3,848	500	641	2,161	68	7,218
Income	4,845	1,013	637	2,274	37	8,807
Credit loss (expense) / release	3	23	0	2	0	28
Total operating income	4,848	1,037	637	2,276	37	8,836
Total operating expenses	3,457	647	410	1,882	288	6,684
Operating profit / (loss) before tax	1,391	390	227	394	(251)	2,151
Tax expense / (benefit)						439
Net profit / (loss)						1,713

As of 31 December 2021
Total assets	395,235	225,425	25,202	346,641	123,641	1,116,145

1 In the first quarter of 2022, UBS AG refined the methodology applied to allocate balance sheet resources from Group Functions to the business divisions, with prospective effect. If the new methodology had been applied as of 31 December 2021, balance sheet assets allocated to business divisions would have been USD 17 billion higher, of which USD 14 billion related to the Investment Bank.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 3  Net interest income

	For the quarter ended
USD million	31.3.22	31.12.21	31.3.21
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[1]	1,661	1,647	1,586
Interest income from securities financing transactions[2]	118	120	135
Interest income from other financial instruments measured at amortized cost	72	71	73
Interest income from debt instruments measured at fair value through other comprehensive income	41	31	35
Interest income from derivative instruments designated as cash flow hedges	253	284	268
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,145	2,152	2,098
Interest expense on loans and deposits[3]	429	393	439
Interest expense on securities financing transactions[4]	224	252	258
Interest expense on debt issued	135	126	137
Interest expense on lease liabilities	22	23	26
Total interest expense from financial instruments measured at amortized cost	809	794	859
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,336	1,358	1,239
Net interest income from financial instruments measured at fair value through profit or loss	410	388	351
Total net interest income	1,746	1,746	1,589

1 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.    2 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, customer deposits, and funding from UBS Group AG, as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.    4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.

Note 4  Net fee and commission income

	For the quarter ended
USD million	31.3.22	31.12.21	31.3.21
Underwriting fees	203	346	420
M&A and corporate finance fees	237	218	238
Brokerage fees	1,078	971	1,358
Investment fund fees	1,388	1,520	1,437
Portfolio management and related services	2,463	2,535	2,284
Other	501	462	461
Total fee and commission income[1]	5,868	6,054	6,197
of which: recurring	3,860	4,015	3,621
of which: transaction-based	1,989	1,940	2,482
of which: performance-based	19	99	94
Fee and commission expense	485	513	478
Net fee and commission income	5,384	5,541	5,719

1 Reflects third-party fee and commission income for the first quarter of 2022 of USD 3,637 million for Global Wealth Management (fourth quarter of 2021: USD 3,624 million; first quarter of 2021: USD 3,673 million), USD 447 million for Personal & Corporate Banking (fourth quarter of 2021: USD 427 million; first quarter of 2021: USD 389 million), USD 762 million for Asset Management (fourth quarter of 2021: USD 902 million; first quarter of 2021: USD 815 million), USD 1,018 million for the Investment Bank (fourth quarter of 2021: USD 1,095 million; first quarter of 2021: USD 1,305 million) and USD 4 million for Group Functions (fourth quarter of 2021: USD 6 million; first quarter of 2021: USD 15 million).

Note 5  Personnel expenses

	For the quarter ended
USD million	31.3.22	31.12.21	31.3.21
Salaries and variable compensation	2,465	1,822	2,370
Financial advisor compensation[1]	1,220	1,269	1,170
Contractors	28	35	36
Social security	228	159	211
Post-employment benefit plans	182	124	194
Other personnel expenses	109	144	105
Total personnel expenses	4,233	3,552	4,086

1 Financial advisor compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 6  General and administrative expenses

	For the quarter ended
USD million	31.3.22	31.12.21	31.3.21
Outsourcing costs	106	130	89
IT expenses	122	127	125
Consulting, legal and audit fees	104	155	84
Real estate and logistics costs	124	140	127
Market data services	93	96	89
Marketing and communication	31	69	32
Travel and entertainment	19	29	8
Litigation, regulatory and similar matters[1]	57	826	9
Other	1,577	1,592	1,578
of which: shared services costs charged by UBS Group AG or its subsidiaries	1,390	1,365	1,375
of which: UK and German bank levies	33	38	41
Total general and administrative expenses	2,233	3,164	2,141
1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15b for more information.

Note 7   Income taxes

Income tax expenses of USD 547 million were recognized for the first quarter of 2022, representing an effective tax rate of 21.4%, compared with USD 439 million for the first quarter of 2021 and an effective tax rate of 20.4%.

Current tax expenses were USD 335 million, compared with USD 377 million, and related to taxable profits of UBS Switzerland AG and other entities.

Net deferred tax expenses were USD 212 million, compared with USD 61 million, and primarily related to the amortization of deferred tax assets that were previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc.

Note 8   Expected credit loss measurement

a) Credit loss expense / release

Total net credit loss expenses in the first quarter of 2022 were USD 18 million, reflecting USD 11 million net credit loss expenses related to stage 1 and 2 positions and USD 7 million net credit loss expenses related to stage 3 positions.

Stage 1 and 2 net expenses included scenario-related net expenses of USD 18 million, model change-related net releases of USD 14 million, and net expenses of USD 7 million including additional effects from book quality and size changes.

Stage 3 net credit loss expenses were USD 7 million, including USD 10 million net expenses in Personal & Corporate Banking, across various corporate lending positions.

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 31.3.22
Stages 1 and 2	5	(13)	0	(3)	0	(11)
Stage 3	2	(10)	0	0	0	(7)
Total credit loss (expense) / release	7	(23)	0	(4)	0	(18)

For the quarter ended 31.12.21
Stages 1 and 2	2	(4)	0	2	0	(1)
Stage 3	1	14	(1)	14	0	28
Total credit loss (expense) / release	2	10	(1)	16	0	27

For the quarter ended 31.3.21
Stages 1 and 2	4	16	0	5	0	26
Stage 3	(2)	8	0	(4)	0	3
Total credit loss (expense) / release	3	23	0	2	0	28

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8  Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and post-model adjustments

Scenarios

The expected credit loss (ECL) scenarios, along with the related macroeconomic factors, were reviewed in light of the economic and political conditions prevailing in the first quarter of 2022 through a series of governance meetings, with input and feedback from UBS Risk and Finance experts across the business divisions and regions.

As a response to inflationary developments and Russia’s invasion of Ukraine, UBS AG has replaced the mild global interest rate steepening scenario with a severe global interest rate steepening scenario, applied more adverse weightings and reflected updated scenario data as of the end of the first quarter of 2022 in the calculations.

The baseline scenario assumptions on a calendar-year basis are included in the table below and imply a weaker economic forecast for 2022 compared with 2021.

The shocks in the newly adopted severe global interest rate steepening scenario are more severe compared with the previously applied mild global interest rate steepening scenario; for example, inflation and interest rates are higher and GDP growth substantially lower.

The global crisis scenario remains materially unchanged.

Scenario weights and post-model adjustments

In response to recent developments, UBS AG changed the scenario weights for the first quarter of 2022: upside at 0% (31 December 2021: 5%), baseline at 55% (unchanged), severe global interest rate steepening scenario at 25% (31 December 2021: mild global interest rate steepening scenario 10%) and the global crisis scenario at 20% (31 December 2021: 30%).

The post-model adjustment amounted to USD 204 million as of 31 March 2022 (31 December 2021: USD 224 million) and includes effects from the uncertainty caused by the continued COVID-19 pandemic and heightened geopolitical tensions, which cannot be fully and reliably modeled due to a lack of sufficiently supportable data. The post-model adjustment was reduced during the first quarter of 2022 following the scenario substitution and weighting changes noted above, which resulted in higher modeled ECL and addressed some of the uncertainties that had not been reflected in the modeling approach in prior periods.

Comparison on shock factors

	Baseline
Key parameters	2021	2022	2023
Real GDP growth (annual percentage change)
United States	5.5	3.5	2.4
Eurozone	5.1	2.9	2.2
Switzerland	3.1	2.5	1.5
Unemployment rate (%, annual average)
United States	5.4	3.5	3.3
Eurozone	7.7	7.0	6.9
Switzerland	3.0	2.3	2.1
Real estate (annual percentage change, Q4)
United States	16.1	2.0	1.7
Eurozone	7.9	5.0	1.7
Switzerland	6.0	3.0	0.0

Economic scenarios and weights applied
	Assigned weights in %
ECL scenario	31.3.22	31.12.21	31.3.21
Upside	0.0	5.0	0.0
Baseline	55.0	55.0	60.0
Mild global interest rate steepening	-	10.0	0.0
Severe global interest rate steepening	25.0	-	-
Global crisis	20.0	30.0	40.0

Note 8  Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The following tables provide information about financial instruments and certain non-financial instruments that are subject to ECL requirements. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying amount of these financial assets. Instead, the carrying amount of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD million	31.3.22
	Carrying amount¹ / Total exposure				ECL allowances / provisions
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	206,773	206,728	46	0	(6)	(0)	(6)	0
Loans and advances to banks	17,781	17,717	65	0	(9)	(8)	(1)	(0)
Receivables from securities financing transactions	69,452	69,452	(0)	0	(2)	(2)	(0)	0
Cash collateral receivables on derivative instruments	39,254	39,254	0	0	(0)	(0)	0	0
Loans and advances to customers	393,960	376,969	15,513	1,478	(801)	(121)	(155)	(525)
of which: Private clients with mortgages	153,645	145,272	7,702	671	(126)	(27)	(71)	(28)
of which: Real estate financing	43,920	40,006	3,907	7	(57)	(17)	(40)	(0)
of which: Large corporate clients	13,432	11,966	1,169	296	(143)	(21)	(14)	(108)
of which: SME clients	13,911	11,995	1,508	407	(260)	(22)	(20)	(218)
of which: Lombard	144,398	144,374	0	24	(34)	(7)	0	(27)
of which: Credit cards	1,709	1,341	341	28	(36)	(10)	(9)	(17)
of which: Commodity trade finance	4,441	4,425	7	9	(103)	(6)	(0)	(96)
Other financial assets measured at amortized cost	28,766	28,297	302	168	(109)	(27)	(7)	(75)
of which: Loans to financial advisors	2,388	2,164	86	138	(86)	(20)	(3)	(63)
Total financial assets measured at amortized cost	755,987	738,416	15,925	1,646	(928)	(158)	(170)	(600)
Financial assets measured at fair value through other comprehensive income	9,093	9,093	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	765,080	747,509	15,925	1,646	(928)	(158)	(170)	(600)
Off-balance sheet (in scope of ECL)
Guarantees	22,496	21,264	1,072	159	(66)	(17)	(10)	(39)
of which: Large corporate clients	3,459	2,621	736	102	(32)	(3)	(4)	(26)
of which: SME clients	1,318	1,154	107	57	(11)	(1)	(1)	(9)
of which: Financial intermediaries and hedge funds	11,428	11,307	121	0	(16)	(12)	(5)	0
of which: Lombard	2,545	2,545	0	0	(1)	(0)	0	(1)
of which: Commodity trade finance	2,680	2,680	0	0	(1)	(1)	(0)	0
Irrevocable loan commitments	38,039	35,827	2,123	89	(112)	(68)	(44)	0
of which: Large corporate clients	23,698	21,723	1,916	58	(98)	(63)	(35)	0
Forward starting reverse repurchase and securities borrowing agreements	6,432	6,432	0	0	(0)	(0)	0	0
Committed unconditionally revocable credit lines	42,303	39,523	2,715	65	(40)	(30)	(10)	0
of which: Real estate financing	9,621	9,343	278	0	(7)	(5)	(2)	0
of which: Large corporate clients	4,618	3,862	733	23	(5)	(2)	(3)	0
of which: SME clients	4,793	4,254	503	37	(15)	(12)	(3)	0
of which: Lombard	8,216	8,216	0	0	0	(0)	0	0
of which: Credit cards	9,398	8,941	453	4	(6)	(5)	(2)	0
of which: Commodity trade finance	280	280	0	0	(0)	(0)	0	0
Irrevocable committed prolongation of existing loans	5,355	5,342	12	2	(2)	(2)	(0)	0
Total off-balance sheet financial instruments and other credit lines	114,625	108,389	5,922	314	(221)	(117)	(64)	(39)
Total allowances and provisions					(1,148)	(275)	(234)	(639)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8  Expected credit loss measurement (continued)

USD million	31.12.21
	Carrying amount¹ / Total exposure				ECL allowances / provisions
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	192,817	192,817	0	0	0	0	0	0
Loans and advances to banks	15,360	15,333	26	1	(8)	(7)	(1)	0
Receivables from securities financing transactions	75,012	75,012	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	30,514	30,514	0	0	0	0	0	0
Loans and advances to customers	398,693	381,496	15,620	1,577	(850)	(126)	(152)	(572)
of which: Private clients with mortgages	152,479	143,505	8,262	711	(132)	(28)	(71)	(33)
of which: Real estate financing	43,945	40,463	3,472	9	(60)	(19)	(40)	0
of which: Large corporate clients	13,990	12,643	1,037	310	(170)	(22)	(16)	(133)
of which: SME clients	14,004	12,076	1,492	436	(259)	(19)	(15)	(225)
of which: Lombard	149,283	149,255	0	27	(33)	(6)	0	(28)
of which: Credit cards	1,716	1,345	342	29	(36)	(10)	(9)	(17)
of which: Commodity trade finance	3,813	3,799	7	7	(114)	(6)	0	(108)
Other financial assets measured at amortized cost	26,236	25,746	302	189	(109)	(27)	(7)	(76)
of which: Loans to financial advisors	2,453	2,184	106	163	(86)	(19)	(3)	(63)
Total financial assets measured at amortized cost	738,632	720,917	15,948	1,767	(969)	(161)	(160)	(647)
Financial assets measured at fair value through other comprehensive income	8,844	8,844	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	747,477	729,762	15,948	1,767	(969)	(161)	(160)	(647)
Off-balance sheet (in scope of ECL)
Guarantees	20,972	19,695	1,127	150	(41)	(18)	(8)	(15)
of which: Large corporate clients	3,464	2,567	793	104	(6)	(3)	(3)	0
of which: SME clients	1,353	1,143	164	46	(8)	(1)	(1)	(7)
of which: Financial intermediaries and hedge funds	9,575	9,491	84	0	(17)	(13)	(4)	0
of which: Lombard	2,454	2,454	0	0	(1)	0	0	(1)
of which: Commodity trade finance	3,137	3,137	0	0	(1)	(1)	0	0
Irrevocable loan commitments	39,478	37,097	2,335	46	(114)	(72)	(42)	0
of which: Large corporate clients	23,922	21,811	2,102	9	(100)	(66)	(34)	0
Forward starting reverse repurchase and securities borrowing agreements	1,444	1,444	0	0	0	0	0	0
Committed unconditionally revocable credit lines	42,373	39,802	2,508	63	(38)	(28)	(10)	0
of which: Real estate financing	7,328	7,046	281	0	(5)	(4)	(1)	0
of which: Large corporate clients	5,358	4,599	736	23	(7)	(4)	(3)	0
of which: SME clients	5,160	4,736	389	35	(15)	(11)	(3)	0
of which: Lombard	8,670	8,670	0	0	0	0	0	0
of which: Credit cards	9,466	9,000	462	4	(6)	(5)	(2)	0
of which: Commodity trade finance	117	117	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	5,611	5,527	36	48	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	109,878	103,565	6,006	307	(196)	(121)	(60)	(15)
Total allowances and provisions					(1,165)	(282)	(220)	(662)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 8  Expected credit loss measurement (continued)

The table below provides information about the ECL gross exposure and the ECL coverage ratio for UBS AG’s core loan portfolios (i.e., Loans and advances to customers and  Loans to financial advisors) and relevant off-balance sheet exposures. Cash and balances at central banks, Loans and advances to banks, Receivables from securities financing transactions, Cash collateral receivables on derivative instruments and Financial assets measured at fair value through other comprehensive income are not included in the table below, due to their lower sensitivity to ECL.

ECL coverage ratios are calculated by dividing ECL allowances and provisions by the gross carrying amount of the related exposures.

Coverage ratios for core loan portfolio	31.3.22
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	153,771	145,299	7,773	699	8	2	91	6	403
Real estate financing	43,977	40,023	3,947	7	13	4	102	13	455
Total real estate lending	197,748	185,321	11,720	707	9	2	95	8	404
Large corporate clients	13,574	11,987	1,184	404	105	17	122	27	2,666
SME clients	14,170	12,017	1,528	626	183	18	130	31	3,489
Total corporate lending	27,745	24,004	2,712	1,029	145	18	127	29	3,166
Lombard	144,432	144,381	0	51	2	0	0	0	5,326
Credit cards	1,745	1,351	350	44	204	72	256	110	3,803
Commodity trade finance	4,544	4,432	7	105	226	14	2	14	9,157
Other loans and advances to customers	18,548	17,602	879	66	23	7	9	7	4,517
Loans to financial advisors	2,473	2,184	88	201	347	92	322	101	3,132
Total other lending	171,742	169,949	1,325	468	18	3	95	4	4,986
Total[1]	397,235	379,274	15,757	2,204	22	4	100	8	2,667

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	7,972	7,733	236	3	3	3	7	3	241
Real estate financing	10,787	10,499	287	0	9	6	118	9	0
Total real estate lending	18,759	18,232	523	3	7	5	68	7	241
Large corporate clients	31,774	28,206	3,384	183	43	24	124	35	1,410
SME clients	7,512	6,693	700	119	48	23	159	36	791
Total corporate lending	39,286	34,899	4,084	303	44	24	130	35	1,166
Lombard	13,761	13,761	0	0	1	0	0	0	0
Credit cards	9,398	8,941	453	4	7	5	34	7	0
Commodity trade finance	3,010	3,010	0	0	4	4	0	4	0
Financial intermediaries and hedge funds	11,646	11,048	598	0	15	11	83	15	0
Other off-balance sheet commitments	12,334	12,065	265	4	9	5	40	6	0
Total other lending	50,148	48,825	1,315	8	7	5	58	7	0
Total[2]	108,193	101,956	5,922	314	20	11	108	17	1,255

1 Includes Loans and advances to customers of USD 394,761 million and Loans to financial advisors of USD 2,473 million, which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8  Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio	31.12.21
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	152,610	143,533	8,333	744	9	2	85	6	446
Real estate financing	44,004	40,483	3,512	10	14	5	114	14	231
Total real estate lending	196,615	184,016	11,845	754	10	3	94	8	443
Large corporate clients	14,161	12,665	1,053	443	120	18	148	28	2,997
SME clients	14,263	12,095	1,507	661	182	16	103	25	3,402
Total corporate lending	28,424	24,760	2,560	1,104	151	17	121	26	3,240
Lombard	149,316	149,261	0	55	2	0	0	0	5,026
Credit cards	1,752	1,355	351	46	204	72	255	109	3,735
Commodity trade finance	3,927	3,805	7	115	290	15	3	15	9,388
Other loans and advances to customers	19,510	18,425	1,010	75	23	9	15	9	3,730
Loans to financial advisors	2,539	2,203	109	226	338	88	303	99	2,791
Total other lending	177,043	175,049	1,477	517	18	3	93	4	4,718
Total[1]	402,081	383,825	15,882	2,374	23	4	98	8	2,673

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	9,123	8,798	276	49	3	3	9	3	15
Real estate financing	8,766	8,481	285	0	9	7	88	9	0
Total real estate lending	17,889	17,278	562	49	6	5	49	6	15
Large corporate clients	32,748	28,981	3,630	136	34	25	110	35	1
SME clients	8,077	7,276	688	114	38	19	151	30	585
Total corporate lending	40,826	36,258	4,318	250	35	24	117	34	266
Lombard	14,438	14,438	0	0	1	0	0	0	0
Credit cards	9,466	9,000	462	4	7	5	34	7	0
Commodity trade finance	3,262	3,262	0	0	4	4	0	4	0
Financial intermediaries and hedge funds	13,747	13,379	369	0	13	10	120	13	0
Other off-balance sheet commitments	8,806	8,507	296	4	15	6	30	7	0
Total other lending	49,720	48,585	1,127	8	8	5	61	7	0
Total[2]	108,434	102,121	6,006	307	18	12	100	17	486

1 Includes Loans and advances to customers of USD 399,543 million and Loans to financial advisors of USD 2,539 million, which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Note 9  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2021, which provides more information about valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements, and methods applied to calculate fair values for financial instruments not measured at fair value.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. When the inputs used to measure fair value may fall within different levels of the fair value hierarchy, the level in the hierarchy within which each instrument is classified in its entirety is based on the lowest-level input that is significant to the position’s fair value measurement:

–     Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–     Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–     Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 9   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.22				31.12.21
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	97,077	15,296	2,623	114,995	113,722	15,012	2,299	131,033
of which:
Equity instruments	82,255	512	278	83,045	97,983	1,090	149	99,222
Government bills / bonds	7,579	1,491	10	9,080	7,135	1,351	10	8,496
Investment fund units	6,495	2,030	16	8,541	7,843	1,364	21	9,229
Corporate and municipal bonds	741	9,201	611	10,553	708	7,791	556	9,055
Loans	0	1,726	1,577	3,303	0	3,099	1,443	4,542
Asset-backed securities	6	336	131	473	53	317	120	489

Derivative financial instruments	1,512	137,116	1,683	140,311	522	116,482	1,140	118,145
of which:
Foreign exchange contracts	750	66,804	6	67,559	255	53,046	7	53,307
Interest rate contracts	0	36,372	772	37,144	0	32,747	494	33,241
Equity / index contracts	0	29,477	450	29,927	0	27,861	384	28,245
Credit derivative contracts	0	1,392	338	1,730	0	1,179	236	1,414
Commodity contracts	0	2,886	58	2,944	0	1,590	16	1,606

Brokerage receivables	0	20,762	0	20,762	0	21,839	0	21,839

Financial assets at fair value not held for trading	25,704	30,838	4,033	60,575	27,278	28,185	4,180	59,642
of which:
Financial assets for unit-linked investment contracts	18,475	0	1	18,476	21,110	187	6	21,303
Corporate and municipal bonds	137	12,665	288	13,090	123	13,937	306	14,366
Government bills / bonds	6,713	4,561	0	11,274	5,624	3,236	0	8,860
Loans	0	3,815	869	4,684	0	4,982	892	5,874
Securities financing transactions	0	9,677	100	9,776	0	5,704	100	5,804
Auction rate securities	0	0	1,635	1,635	0	0	1,585	1,585
Investment fund units	291	120	112	523	338	137	117	591
Equity instruments	89	0	699	788	83	2	681	765
Other	0	0	329	329	0	0	495	495

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	2,341	6,751	0	9,093	2,704	6,140	0	8,844
of which:
Asset-backed securities	0	4,639	0	4,639	0	4,849	0	4,849
Government bills / bonds	2,293	19	0	2,312	2,658	27	0	2,686
Corporate and municipal bonds	48	2,093	0	2,141	45	1,265	0	1,310

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	4,626	0	0	4,626	5,258	0	0	5,258

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	0	24	24	0	0	26	26
Total assets measured at fair value	131,260	210,763	8,363	350,386	149,484	187,658	7,645	344,787

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	31.3.22				31.12.21
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	26,770	7,841	76	34,687	25,413	6,170	105	31,688
of which:
Equity instruments	19,390	328	61	19,778	18,328	513	83	18,924
Corporate and municipal bonds	32	5,728	15	5,775	30	4,219	17	4,266
Government bills / bonds	6,857	1,047	0	7,905	5,883	826	0	6,709
Investment fund units	491	695	1	1,187	1,172	555	6	1,733

Derivative financial instruments	1,505	135,069	1,869	138,444	509	118,558	2,242	121,309
of which:
Foreign exchange contracts	737	65,303	33	66,073	258	53,800	21	54,078
Interest rate contracts	0	33,518	221	33,739	0	28,398	278	28,675
Equity / index contracts	0	32,182	1,142	33,324	0	33,438	1,511	34,949
Credit derivative contracts	0	1,421	370	1,791	0	1,412	341	1,753
Commodity contracts	0	2,530	74	2,604	0	1,503	63	1,566

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	48,015	0	48,015	0	44,045	0	44,045

Debt issued designated at fair value	0	58,643	10,778	69,421	0	59,606	11,854	71,460

Other financial liabilities designated at fair value	0	29,500	2,874	32,374	0	29,258	3,156	32,414
of which:
Financial liabilities related to unit-linked investment contracts	0	18,661	0	18,661	0	21,466	0	21,466
Securities financing transactions	0	9,386	2	9,388	0	6,375	2	6,377
Over-the-counter debt instruments	0	1,299	970	2,269	0	1,334	794	2,128
Total liabilities measured at fair value	28,275	279,067	15,598	322,941	25,922	257,637	17,357	300,916

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments

The table below summarizes the valuation adjustment reserves recognized on the balance sheet. Details about each category are provided further below.

Valuation adjustment reserves on the balance sheet
	As of
Life-to-date gain / (loss), USD million	31.3.22	31.12.21
Deferred day-1 profit or loss reserves	425	418
Own credit adjustments on financial liabilities designated at fair value	114	(315)
CVAs, FVAs, DVAs and other valuation adjustments	(969)	(1,004)

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended
USD million	31.3.22	31.12.21	31.3.21
Reserve balance at the beginning of the period	418	429	269
Profit / (loss) deferred on new transactions	75	78	181
(Profit) / loss recognized in the income statement	(69)	(88)	(63)
Foreign currency translation	0	0	(1)
Reserve balance at the end of the period	425	418	387

Note 9  Fair value measurement (continued)

Own credit

The valuation of financial liabilities designated at fair value requires consideration of the own credit component of fair value. Own credit risk is reflected in the valuation of UBS AG’s fair value option liabilities where this component is considered relevant for valuation purposes by UBS AG’s counterparties and other market participants. However, own credit risk is not reflected in the valuation of UBS AG’s liabilities that are fully collateralized or for other obligations for which it is established market practice to not include an own credit component.

A description of UBS AG’s methodology to estimate own credit and the related accounting principles is included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2021.

In the first quarter of 2022, other comprehensive income related to own credit on financial liabilities designated at fair value was positive USD 423 million, primarily due to a widening of UBS’s credit spreads.

Own credit adjustments on financial liabilities designated at fair value
	Included in Other comprehensive income
	For the quarter ended
USD million	31.3.22	31.12.21	31.3.21
Recognized during the period:
Realized gain / (loss)	(7)	0	(6)
Unrealized gain / (loss)	430	55	(23)
Total gain / (loss), before tax	423	55	(29)

	As of
USD million	31.3.22	31.12.21	31.3.21
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)	114	(315)	(400)

Credit, funding, debit and other valuation adjustments

A description of UBS AG’s methodology for estimating credit valuation adjustments (CVAs), funding valuation adjustments (FVAs), debit valuation adjustments (DVAs) and other valuation adjustments is included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2021.

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), USD million	31.3.22	31.12.21
Credit valuation adjustments[1]	(45)	(44)
Funding valuation adjustments	(41)	(49)
Debit valuation adjustments	4	2
Other valuation adjustments	(887)	(913)
of which: liquidity	(343)	(341)
of which: model uncertainty	(544)	(571)
1 Amounts do not include reserves against defaulted counterparties.

c) Transfers between Level 1 and Level 2

Assets and liabilities that were held for the entire reporting period and transferred from Level 2 to level 1 or from Level 1 to Level 2 during the first quarter of 2022 were not material.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9  Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities, together with the valuation techniques used to measure fair value, the inputs used in a given valuation technique that are considered significant as of 31 March 2022 and unobservable, and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level inputs used in the valuation techniques. Therefore the range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of UBS AG’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and liabilities held by UBS AG. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges of unobservable inputs may differ across other financial institutions, reflecting the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2021. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2021.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.22			31.12.21
USD billion	31.3.22	31.12.21	31.3.22	31.12.21			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.9	0.9	0.0	0.0	Relative value to market comparable	Bond price equivalent	13	102	93	16	143	98	points
					Discounted expected cash flows	Discount margin	447	447		434	434		basis points
Traded loans, loans measured at fair value, loan commitments and guarantees	2.8	2.8	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	100	99	0	101	99	points
					Discounted expected cash flows	Credit spread	200	800	294	175	800	436	basis points
					Market comparable and securitization model	Credit spread	70	1,490	236	28	1,544	241	basis points
Auction rate securities	1.6	1.6			Discounted expected cash flows	Credit spread	115	184	149	115	197	153	basis points
Investment fund units[3]	0.1	0.1	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	1.0	0.8	0.1	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[4]			10.8	11.9
Other financial liabilities designated at fair value			2.9	3.2	Discounted expected cash flows	Funding spread	25	175		24	175		basis points
Derivative financial instruments
Interest rate contracts	0.8	0.5	0.2	0.3	Option model	Volatility of interest rates	74	136		65	81		basis points
Credit derivative contracts	0.3	0.2	0.4	0.3	Discounted expected cash flows	Credit spreads	3	541		1	583		basis points
						Bond price equivalent	3	145		2	136		points
Equity / index contracts	0.4	0.4	1.1	1.5	Option model	Equity dividend yields	0	12		0	11%
						Volatility of equity stocks, equity and other indices	3	97		4	98%
						Equity-to-FX correlation	(26)	84		(29)	76%
						Equity-to-equity correlation	(25)	100		(25)	100%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to Other financial liabilities designated at fair value and Derivative financial instruments, as this would not be meaningful.    3 The range of inputs is not disclosed, as there is a dispersion of values given the diverse nature of the investments.    4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, rates-linked and credit-linked notes, all of which have embedded derivative parameters that are considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

Note 9  Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. The table presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported together with the equivalent derivative or securities financing instrument.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdepend-encies may exist between Level 1 / 2 parameters and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions[1]
	31.3.22		31.12.21
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	15	(20)	19	(13)
Securities financing transactions	47	(52)	41	(53)
Auction rate securities	79	(79)	66	(66)
Asset-backed securities	25	(18)	20	(20)
Equity instruments	170	(144)	173	(146)
Interest rate derivative contracts, net	69	(62)	29	(19)
Credit derivative contracts, net	8	(7)	5	(8)
Foreign exchange derivative contracts, net	16	(9)	19	(11)
Equity / index derivative contracts, net	410	(367)	368	(335)
Other	53	(81)	50	(73)
Total	892	(839)	790	(744)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or securities financing instrument.

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented in the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9  Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2020	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2021

Financial assets at fair value held for trading	2.3	0.0	0.0	0.2	(0.6)	0.3	0.0	0.2	(0.2)	0.0	2.2
of which:
Investment fund units	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Corporate and municipal bonds	0.8	0.0	0.0	0.2	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.8
Loans	1.1	0.0	0.0	0.0	(0.3)	0.3	0.0	0.0	(0.2)	0.0	1.1
Other	0.4	0.0	0.0	0.0	(0.2)	0.0	0.0	0.2	0.0	0.0	0.3

Derivative financial instruments – assets	1.8	(0.1)	(0.1)	0.0	0.0	0.4	(0.4)	0.0	(0.1)	0.0	1.6
of which:
Interest rate contracts	0.5	(0.1)	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.4
Equity / index contracts	0.9	(0.1)	0.0	0.0	0.0	0.3	(0.2)	0.0	0.0	0.0	0.8
Credit derivative contracts	0.3	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.4
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial assets at fair value not held for trading	3.9	0.0	0.0	0.5	(0.3)	0.0	0.0	0.0	0.0	0.0	4.2
of which:
Loans	0.9	(0.1)	0.0	0.4	(0.1)	0.0	0.0	0.0	0.0	0.0	1.1
Auction rate securities	1.5	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
Equity instruments	0.5	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.5
Other	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0

Derivative financial instruments – liabilities	3.5	0.1	0.0	0.0	0.0	0.6	(0.8)	0.0	(0.2)	0.0	3.1
of which:
Interest rate contracts	0.5	0.0	0.0	0.0	0.0	0.3	(0.1)	0.0	(0.1)	0.0	0.5
Equity / index contracts	2.3	0.2	0.1	0.0	0.0	0.3	(0.6)	0.0	(0.1)	0.0	2.1
Credit derivative contracts	0.5	(0.1)	(0.1)	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.4
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Debt issued designated at fair value	9.6	0.2	0.1	0.0	0.0	3.2	(1.8)	0.1	(0.3)	(0.2)	10.7

Other financial liabilities designated at fair value	2.1	(0.1)	(0.1)	0.0	0.0	0.7	(0.2)	0.0	0.0	0.0	2.4

1 Net gains / losses included in comprehensive income are composed of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    2 Total Level 3 assets as of 31 March 2022 were USD 8.4 billion (31 December 2021: USD 7.6 billion). Total Level 3 liabilities as of 31 March 2022 were USD 15.6 billion (31 December 2021: USD 17.4 billion).

Note 9   Fair value measurement (continued)

.
	Total gains / losses included in comprehensive income
Balance as of 31 December 2021[2]	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2022[2]

2.3	0.0	0.0	0.2	(0.8)	1.0	0.0	0.2	(0.3)	0.0	2.6

0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
0.6	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.6
1.4	0.0	0.0	0.0	(0.7)	1.0	0.0	0.0	(0.2)	0.0	1.6
0.3	0.0	0.0	0.1	0.0	0.0	0.0	0.2	(0.1)	0.0	0.4

1.1	0.5	0.5	0.0	0.0	0.4	(0.3)	0.0	0.0	0.0	1.7

0.5	0.4	0.4	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.8
0.4	0.1	0.0	0.0	0.0	0.2	(0.1)	0.0	0.0	0.0	0.4
0.2	0.1	0.1	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.3
0.0	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.1

4.2	0.0	0.0	0.3	(0.5)	0.0	0.0	0.0	0.0	0.0	4.0

0.9	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	0.0	0.0	0.9
1.6	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7
1.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.0	0.0	0.8

2.2	(0.3)	(0.4)	0.0	0.0	0.8	(0.8)	0.0	0.0	0.0	1.9

0.3	(0.2)	(0.2)	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.2
1.5	(0.1)	(0.1)	0.0	0.0	0.4	(0.6)	0.0	0.0	0.0	1.1
0.3	(0.1)	(0.1)	0.0	0.0	0.2	(0.1)	0.0	0.0	0.0	0.4
0.1	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.1

11.9	(0.6)	(0.6)	0.0	0.0	2.5	(2.4)	0.1	(0.5)	(0.1)	10.8

3.2	(0.4)	(0.4)	0.0	0.0	0.4	(0.2)	0.0	(0.1)	0.0	2.9

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.22		31.12.21
USD billion	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and balances at central banks	206.8	206.8	192.8	192.8
Loans and advances to banks	17.8	17.8	15.4	15.3
Receivables from securities financing transactions	69.5	69.5	75.0	75.0
Cash collateral receivables on derivative instruments	39.3	39.3	30.5	30.5
Loans and advances to customers	394.0	387.9	398.7	397.9
Other financial assets measured at amortized cost	28.8	28.3	26.2	26.5
Liabilities
Amounts due to banks	16.6	16.6	13.1	13.1
Payables from securities financing transactions	7.1	7.1	5.5	5.5
Cash collateral payables on derivative instruments	39.6	39.6	31.8	31.8
Customer deposits	543.0	542.9	544.8	544.8
Funding from UBS Group AG	57.5	58.4	57.3	58.8
Debt issued measured at amortized cost	75.0	75.2	82.4	82.8
Other financial liabilities measured at amortized cost[1]	6.9	6.9	6.3	6.3
1 Excludes lease liabilities.

The fair values included in the table above have been calculated for disclosure purposes only. The valuation techniques and assumptions relate only to UBS AG’s financial instruments not otherwise measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 10  Derivative instruments

a) Derivative instruments

As of 31.3.22, USD billion	Derivative financial assets	Notional values related to derivative financial assets[1]	Derivative financial liabilities	Notional values related to derivative financial liabilities[1]	Other notional values[2]
Derivative financial instruments
Interest rate contracts	37.1	1,080	33.7	1,058	9,569
Credit derivative contracts	1.7	50	1.8	48	0
Foreign exchange contracts	67.6	3,315	66.1	3,183	20
Equity / index contracts	29.9	477	33.3	566	80
Commodity contracts	2.9	82	2.6	65	17
Loan commitments measured at FVTPL	0.0	1	0.0	5
Unsettled purchases of non-derivative financial instruments[3]	0.3	26	0.5	31
Unsettled sales of non-derivative financial instruments[3]	0.7	45	0.4	18
Total derivative financial instruments, based on IFRS netting[4]	140.3	5,075	138.4	4,973	9,686
Further netting potential not recognized on the balance sheet[5]	(126.6)		(121.4)
of which: netting of recognized financial liabilities / assets	(101.7)		(101.7)
of which: netting with collateral received / pledged	(25.0)		(19.7)
Total derivative financial instruments, after consideration of further netting potential	13.7		17.0

As of 31.12.21, USD billion
Derivative financial instruments
Interest rate contracts	33.2	991	28.7	943	8,675
Credit derivative contracts	1.4	45	1.8	46	0
Foreign exchange contracts	53.3	3,031	54.1	2,939	1
Equity / index contracts	28.2	457	34.9	604	80
Commodity contracts	1.6	58	1.6	56	15
Loan commitments measured at FVTPL	0.0	1	0.0	8
Unsettled purchases of non-derivative financial instruments[3]	0.1	13	0.2	11
Unsettled sales of non-derivative financial instruments[3]	0.2	18	0.1	9
Total derivative financial instruments, based on IFRS netting[4]	118.1	4,614	121.3	4,617	8,771
Further netting potential not recognized on the balance sheet[5]	(107.4)		(107.0)
of which: netting of recognized financial liabilities / assets	(88.9)		(88.9)
of which: netting with collateral received / pledged	(18.5)		(18.1)
Total derivative financial instruments, after consideration of further netting potential	10.7		14.3

1 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis. Notional amounts of client-cleared ETD and OTC transactions through central clearing counterparties are not disclosed, as they have a significantly different risk profile.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    4 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Derivative instruments (continued)

b) Cash collateral on derivative instruments

USD billion	Receivables 31.3.22	Payables 31.3.22	Receivables 31.12.21	Payables 31.12.21
Cash collateral on derivative instruments, based on IFRS netting[1]	39.3	39.6	30.5	31.8
Further netting potential not recognized on the balance sheet[2]	(19.0)	(21.4)	(18.4)	(16.4)
of which: netting of recognized financial liabilities / assets	(15.8)	(18.2)	(15.2)	(13.1)
of which: netting with collateral received / pledged	(3.2)	(3.2)	(3.3)	(3.3)
Cash collateral on derivative instruments, after consideration of further netting potential	20.3	18.2	12.1	15.4

1 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.

Note 11  Other assets and liabilities

a) Other financial assets measured at amortized cost

USD million	31.3.22	31.12.21
Debt securities	21,192	18,858
of which: government bills / bonds	10,085	9,833
Loans to financial advisors	2,388	2,453
Fee- and commission-related receivables	1,937	1,966
Finance lease receivables	1,325	1,356
Settlement and clearing accounts	492	455
Accrued interest income	549	521
Other	885	627
Total other financial assets measured at amortized cost	28,766	26,236

b) Other non-financial assets

USD million	31.3.22	31.12.21
Precious metals and other physical commodities	4,626	5,258
Deposits and collateral provided in connection with litigation, regulatory and similar matters[1]	2,280	1,526
Prepaid expenses	773	717
VAT and other tax receivables	419	591
Properties and other non-current assets held for sale	313	32
Assets of disposal groups held for sale	1,018	1,093
Other	728	618
Total other non-financial assets	10,158	9,836
1 Refer to Note 15 for more information.

c) Other financial liabilities measured at amortized cost

USD million	31.3.22	31.12.21
Other accrued expenses	1,561	1,642
Accrued interest expenses	847	1,134
Settlement and clearing accounts	1,663	1,282
Lease liabilities	3,310	3,438
Other	2,786	2,269
Total other financial liabilities measured at amortized cost	10,167	9,765

Note 11  Other assets and liabilities (continued)

d) Other financial liabilities designated at fair value

USD million	31.3.22	31.12.21
Financial liabilities related to unit-linked investment contracts	18,661	21,466
Securities financing transactions	9,388	6,377
Over-the-counter debt instruments	2,269	2,128
Funding from UBS Group AG	2,049	2,340
Other	8	103
Total other financial liabilities designated at fair value	32,374	32,414
of which: life-to-date own credit (gain) / loss	(27)	172

e) Other non-financial liabilities

USD million	31.3.22	31.12.21
Compensation-related liabilities	2,925	4,795
of which: financial advisor compensation plans	1,193	1,512
of which: other compensation plans	756	2,140
of which: net defined benefit liability	558	617
of which: other compensation-related liabilities[1]	418	526
Deferred tax liabilities	165	297
Current tax liabilities	926	1,365
VAT and other tax payables	541	524
Deferred income	246	225
Liabilities of disposal groups held for sale	1,289	1,298
Other	61	68
Total other non-financial liabilities	6,152	8,572
1 Includes liabilities for payroll taxes and untaken vacation.

Note 12  Debt issued designated at fair value

USD million	31.3.22	31.12.21
Issued debt instruments
Equity-linked[1]	44,252	47,059
Rates-linked	14,933	16,369
Credit-linked	1,951	1,723
Fixed-rate	3,727	2,868
Commodity-linked	3,995	2,911
Other	563	529
Total debt issued designated at fair value	69,421	71,460
of which: life-to-date own credit (gain) / loss	(87)	144
1 Includes investment fund unit-linked instruments issued.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13  Debt issued measured at amortized cost

USD million	31.3.22	31.12.21
Certificates of deposit and commercial paper	33,727	40,640
Other short-term debt	3,812	2,458
Short-term debt[1]	37,539	43,098
Senior unsecured debt	21,632	23,328
Covered bonds	1,351	1,389
Subordinated debt	5,056	5,163
of which: low-trigger loss-absorbing tier 2 capital instruments	2,507	2,596
of which: non-Basel III-compliant tier 2 capital instruments	543	547
Debt issued through the Swiss central mortgage institutions	9,435	9,454
Long-term debt[2]	37,474	39,334
Total debt issued measured at amortized cost[3]	75,013	82,432

1 Debt with an original contractual maturity of less than one year.    2 Debt with an original contractual maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 14   Interest rate benchmark reform

During the first quarter of 2022, UBS AG continued to manage the transition to alternative reference rates (ARRs) under the oversight of the dedicated Group-wide forum, with an increased US regional focus. The transition of non-USD interbank offered rates (IBORs) is largely complete, with efforts now focused on managing the transition of remaining USD LIBOR exposures.

On 15 March 2022, the US enacted federal legislation, the “Adjustable Interest Rate (LIBOR) Act,” which is substantially based on, and supersedes, the New York State London Interbank Offered Rate (LIBOR) legislation. The Adjustable Interest Rate (LIBOR) Act provides a legislative solution for legacy products governed by any US state law should such products fail to transition prior to the USD LIBOR cessation date of 30 June 2023.

Non-derivative instruments

During the first quarter of 2022, most of the USD 21 billion mortgages linked to CHF LIBOR that were outstanding as of 31 December 2021 were automatically transitioned to Swiss Average Rate Overnight (SARON), with only an insignificant amount remaining, which will transition later in 2022, on their next roll date.

Substantially all of the US securities-based lending outstanding as of 31 December 2021 was transitioned to Secured Overnight Financing Rate (SOFR) during the first quarter of 2022, with transition of the remaining USD 2 billion currently in progress.

In January 2022, UBS AG completed the transition of USD LIBOR-linked non-derivative balances related to brokerage accounts to SOFR. No other material transitions of USD LIBOR-linked contracts occurred in the first quarter of 2022. UBS AG plans to transition USD 10 billion of US mortgages linked to USD LIBOR to SOFR in 2022 and 2023.

Derivative instruments

UBS AG successfully transitioned the remaining non-USD IBOR derivatives not transacted through clearing houses or exchanges, which ensured an orderly transition when converting high volumes of transactions at the time of rate cessation. No material USD LIBOR-linked derivatives transitioned in the first quarter of 2022.

Note 15  Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	31.3.22	31.12.21
Provisions other than provisions for expected credit losses	3,192	3,256
Provisions for expected credit losses[1]	221	196
Total provisions	3,413	3,452
1 Refer to Note 8c for more information.

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Litigation, regulatory and similar matters[1]	Restructuring	Other[3]	Total
Balance as of 31 December 2021	2,798	137	321	3,256
Increase in provisions recognized in the income statement	58	44	5	107
Release of provisions recognized in the income statement	(1)	(4)	(5)	(10)
Provisions used in conformity with designated purpose	(54)	(50)	(7)	(112)
Foreign currency translation / unwind of discount	(42)	(1)	(4)	(48)
Balance as of 31 March 2022	2,758	125[2]	310	3,192

1 Consists of provisions for losses resulting from legal, liability and compliance risks.    2 Primarily consists of personnel-related restructuring provisions of USD 80 million as of 31 March 2022 (31 December 2021: USD 90 million) and provisions for onerous contracts of USD 45 million as of 31 March 2022 (31 December 2021: USD 47 million).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions primarily relate to personnel-related provisions and onerous contracts. Personnel-related restructuring provisions are used within a short period of time but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs. Onerous contracts for property are recognized when UBS AG is committed to pay for non‑lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 15b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against UBS, but are nevertheless expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 15a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group first quarter 2022 report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Balance as of 31 December 2021	1,338	181	8	310	962	2,798
Increase in provisions recognized in the income statement	54	0	0	4	0	58
Release of provisions recognized in the income statement	(1)	0	0	0	0	(1)
Provisions used in conformity with designated purpose	(49)	0	0	(5)	0	(54)
Reclassifications	0	0	0	4	(4)	0
Foreign currency translation / unwind of discount	(33)	(5)	0	(5)	0	(42)
Balance as of 31 March 2022	1,309	176	8	307	958	2,758

1 Provisions, if any, for the matters described in items 3 and 4 of this Note are recorded in Global Wealth Management, and provisions, if any, for the matters described in item 2 are recorded in Group Functions. Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in item 5 are allocated between the Investment Bank and Group Functions.

Note 15  Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France in relation to UBS’s cross-border business with French clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion.

On 20 February 2019, the court of first instance returned a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and of laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. A trial in the French Court of Appeal took place in March 2021. On 13 December 2021, the Court of Appeal found UBS AG guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of EUR 3.75 million, the confiscation of EUR 1 billion, and awarded civil damages to the French state of EUR 800 million. The court also found UBS (France) SA guilty of the aiding and abetting of unlawful solicitation and ordered it to pay a fine of EUR 1.875 million. UBS AG has filed an appeal with the French Supreme Court to preserve its rights. The notice of appeal enables UBS AG to thoroughly assess the verdict of the Court of Appeal and to determine next steps in the best interest of its stakeholders. The fine and confiscation imposed by the Court of Appeal are suspended during the appeal. The civil damages award has been paid to the French state (EUR 99 million of which was deducted from the bail), subject to the result of UBS’s appeal.

Our balance sheet at 31 March 2022 reflected provisions with respect to this matter in an amount of EUR 1.1 billion (USD 1.2 billion at 31 March 2022). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty and the provision reflects our best estimate of possible financial implications, although actual penalties and civil damages could exceed (or may be less than) the provision amount.

Our balance sheet at 31 March 2022 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 31 March 2022 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority.

Since then, UBS clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans filed customer complaints and arbitration demands seeking aggregate damages of USD 3.4 billion, of which USD 3.1 billion have been resolved through settlements, arbitration or withdrawal of claims. Allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2021, the parties reached an agreement to settle this matter for USD 15 million, subject to court approval.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff. In 2017, the court denied defendants’ motion to dismiss the complaint. In 2020, the court denied plaintiffs’ motion for summary judgment.

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019, and February and November 2020, four US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and several other underwriters of Puerto Rico municipal bonds in three separate cases. The actions collectively seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters. Defendants’ motions to dismiss were granted in two of the cases; those decisions are being appealed by the plaintiffs. In the third case, defendants’ motion to dismiss was denied, but on appeal that ruling was reversed and the motion to dismiss was granted.

Note 15  Provisions and contingent liabilities (continued)

Our balance sheet at 31 March 2022 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with Swiss, US and United Kingdom regulators and the European Commission. UBS was granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint. In March 2022, the court denied plaintiffs’ motion for class certification.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS was granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims, and again dismissed the antitrust claims in 2016 following an appeal. In December 2021, the Second Circuit affirmed the district court’s dismissal in part and reversed in part and remanded to the district court for further proceedings. The Second Circuit, among other things, held that there was personal jurisdiction over UBS and other foreign defendants based on allegations that at least one alleged co-conspirator undertook an overt act in the United States. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. On 26 March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. On 7 March 2022, the Second Circuit dismissed the appeal because appellants, who had been substituted in to replace the original plaintiffs who had withdrawn, lacked standing to pursue the appeal. In August 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. Defendants moved to dismiss the complaint in September 2021.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

Other benchmark class actions in the US:

Yen LIBOR / Euroyen TIBOR – In 2014, 2015 and 2017, the court in one of the Yen LIBOR / Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including the plaintiffs’ federal antitrust and racketeering claims. In August 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. Plaintiffs have appealed. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In April 2020, the appeals court reversed the dismissal and in August 2020 plaintiffs in that action filed an amended complaint focused on Yen LIBOR. The court granted in part and denied in part defendants’ motion to dismiss the amended complaint in September 2021 and plaintiffs and the remaining defendants have moved for reconsideration.

CHF LIBOR – In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint, and the court granted a renewed motion to dismiss in September 2019. Plaintiffs appealed. In September 2021, the Second Circuit granted the parties’ joint motion to vacate the dismissal and remand the case for further proceedings.

EURIBOR – In 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed.

SIBOR / SOR – In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs filed an amended complaint, and the court granted a renewed motion to dismiss in July 2019. Plaintiffs appealed. In March 2021, the Second Circuit reversed the dismissal. Plaintiffs filed an amended complaint in October 2021, which defendants have moved to dismiss.

BBSW – In November 2018, the court dismissed the BBSW lawsuit as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs filed an amended complaint in April 2019, which UBS and other defendants moved to dismiss. In February 2020, the court granted in part and denied in part defendants’ motions to dismiss the amended complaint. In August 2020, UBS and other BBSW defendants joined a motion for judgment on the pleadings, which the court denied in May 2021.

GBP LIBOR – The court dismissed the GBP LIBOR action in August 2019. Plaintiffs have appealed.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint was granted in March 2021. Plaintiffs filed an amended complaint, which defendants moved to dismiss in June 2021. In March 2022, the court granted defendants’ motion to dismiss that complaint. Similar class actions have been filed concerning European government bonds and other government bonds.

In May 2021, the European Commission issued a decision finding that UBS and six other banks breached European Union antitrust rules in 2007–2011 relating to European government bonds. The European Commission fined UBS EUR 172 million. UBS is appealing the amount of the fine.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 March 2022 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and continues to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2022 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 16   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate			Average rate[1]
	As of			For the quarter ended
	31.3.22	31.12.21	31.3.21	31.3.22	31.12.21	31.3.21
1 CHF	1.08	1.10	1.06	1.08	1.09	1.09
1 EUR	1.11	1.14	1.17	1.12	1.14	1.20
1 GBP	1.31	1.35	1.38	1.33	1.35	1.38
100 JPY	0.82	0.87	0.90	0.85	0.88	0.93

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

Note 17   Events after the reporting period

In March 2022, UBS signed an agreement to sell its investment in the Japanese real estate joint venture Mitsubishi Corp.-UBS Realty Inc. to KKR & Co. Inc. UBS’s asset management, wealth management and investment banking businesses operating in Japan are not affected by the sale. The transaction closed on 28 April 2022 and UBS will record a gain in Asset Management and an increase in CET1 capital related to the sale of approximately USD 0.9 billion in the second quarter of 2022.

Appendix

Appendix

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in our external reports (annual, quarterly and other reports). We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in alphabetical order in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Calculation	Information content
Active Digital Banking clients in Corporate & Institutional Clients (%) – P&C

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients, excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Active Digital Banking clients in Personal Banking (%) – P&C

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in Personal Banking (%) – P&C

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on via the mobile app at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Mobile Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Cost / income ratio (%)	Calculated as operating expenses divided by operating income before credit loss expense or release.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Fee and trading income for Corporate & Institutional Clients (USD and CHF) – P&C	Calculated as the total of recurring net fee and transaction-based income for Corporate & Institutional Clients.	This measure provides information about the amount of fee and trading income for Corporate & Institutional Clients.

APM label	Calculation	Information content
Fee-generating assets (USD) – GWM

Calculated as the sum of discretionary and non-discretionary wealth management portfolios (mandate volume) and assets where generated revenues are predominantly of a recurring nature, i.e., mainly investment and mutual funds, including hedge funds and private markets, where we have a distribution agreement. Assets of sanctioned clients are excluded from fee-generating assets.

This measure provides information about the volume of invested assets that create a revenue stream, whether as a result of the nature of the contractual relationship with clients or through the fee structure of the asset. An increase in the level of fee-generating assets results in an increase in the associated revenue stream. Assets of sanctioned clients are excluded from fee-generating assets.

Fee-generating asset margin (bps) – GWM

Calculated as revenues from fee-generating assets (a portion of which is included in recurring fee income and a portion of which is included in transaction-based income, annualized as applicable) divided by average fee-generating assets for the relevant mandate fee billing period. For the US, fees have been billed on daily balances since the fourth quarter of 2020 and average fee-generating assets are calculated as the average of the monthly average balances. Prior to the fourth quarter of 2020, billing was based on prior quarter-end balances, and the average fee-generating assets were thus the prior quarter-end balance. For balances outside of the US, billing is based on prior month-end balances and average fee-generating assets are thus the average of the prior month-end balances.

This measure provides information about the revenues from fee-generating assets in relation to their average volume during the relevant mandate fee billing period.
Gross margin on invested assets (bps) – AM	Calculated as operating income before credit loss expense or release (annualized as applicable) divided by average invested assets.	This measure provides information about the operating income before credit loss expense or release of the business in relation to invested assets.
Impaired loan portfolio as a percentage of total loan portfolio, gross (%) – GWM, P&C	Calculated as impaired loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of impaired loan portfolio in the total gross loan portfolio.
Invested assets (USD and CHF) – GWM, P&C, AM

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Investment products for Personal Banking (USD and CHF) – P&C	Calculated as the sum of investment funds (including UBS Vitainvest third-pillar pension funds), mandates and third-party life insurance operated in Personal Banking.	This measure provides information about the volume of investment funds (including UBS Vitainvest third-pillar pension funds), mandates and third-party life insurance operated in Personal Banking.
Net interest margin (bps) – P&C	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net new fee-generating assets (USD) – GWM

Calculated as the sum of the net amount of fee-generating asset inflows and outflows, including dividend and interest inflows into mandates and outflows from mandate fees paid by clients during a specific period. Excluded from the calculation are the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

This measure provides information about the development of fee-generating assets during a specific period as a result of net flows, excluding movements due to market performance and foreign exchange translation, as well as the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

Net new fee-generating asset growth rate (%) – GWM

Calculated as the sum of the net amount of fee-generating asset inflows and outflows recorded during a specific period (annualized as applicable) divided by total fee-generating assets at the beginning of the period.

This measure provides information about the growth of fee-generating assets during a specific period as a result of net new fee-generating asset flows.
Net new investment products for Personal Banking (USD and CHF) – P&C	Calculated as the sum of the net amount of inflows and outflows of investment products during a specific period.	This measure provides information about the development of investment products during a specific period as a result of net new investment product flows.
Net new money (USD) – GWM, AM

Calculated as the sum of the net amount of inflows and outflows of invested assets (as defined in UBS policy) recorded during a specific period. Excluded from the calculation are the effects on invested assets of strategic decisions by UBS to exit markets or services. Net new money for Global Wealth Management is disclosed on an annual basis. Net new money is not measured for Personal & Corporate Banking.

This measure provides information about the development of invested assets during a specific period as a result of net new money flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees, as well as the effects on invested assets of strategic decisions by UBS to exit markets or services.

Appendix

APM label	Calculation	Information content
Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth in comparison with the prior period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth in comparison with the prior period.
Recurring net fee income (USD and CHF) – GWM, P&C

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts.

This measure provides information about the amount of recurring net fee income.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to leverage ratio denominator.
Return on risk-weighted assets, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average risk-weighted assets.	This measure provides information about the revenues of the business in relation to risk-weighted assets.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Tangible book value per share (USD and CHF1)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Total book value per share (USD and CHF1)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Transaction-based income (USD and CHF) – GWM, P&C

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income, together with other net income from financial instruments measured at fair value through profit or loss.

1 Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on Banking Supervision

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CGU                cash-generating unit

CHF                 Swiss franc

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CUSIP              Committee on Uniform Security Identification Procedures

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DM                  discount margin

DOJ                 US Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EGM               Extraordinary General Meeting of shareholders

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

ESR                  environmental and social risk

EVE                  economic value of equity

EY                    Ernst & Young Ltd

F

FA                    financial advisor

FCA                 UK Financial Conduct Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted accounting principles

GBP                 pound sterling

GCRG             Group Compliance, Regulatory & Governance

GDP                gross domestic product

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GMD               Group Managing Director

GRI                  Global Reporting Initiative

G-SIB              global systemically important bank

H

Hong Kong    Hong Kong Special

SAR                 Administrative Region of the People’s Republic of

                        China

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

ISIN                 International Securities Identification Number

Appendix

Abbreviations frequently used in our financial reports (continued)

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LoD                 lines of defense

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NII                   net interest income

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

ORF                 operational risk framework

OTC                over-the-counter

P

PD                   probability of default

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RBA                 role-based allowance

RBC                 risk-based capital

RbM                risk-based monitoring

REIT                 real estate investment trust

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoCET1           return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

rTSR                relative total shareholder return

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing or

                        sustainable investments

SIBOR             Singapore Interbank Offered Rate

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entities

SMF                 Senior Management Function

SNB                 Swiss National Bank

SOR                 Singapore Swap Offer Rate

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCFD               Task Force on Climate-related Financial Disclosures

TIBOR             Tokyo Interbank Offered Rate

TLAC               total loss-absorbing capacity

U

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides a German translation of selected sections of our Annual Report.

Annual Review (SAP No. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian.

Compensation Report (SAP No. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in ..pdf format at ubs.com/investors, under “Financial information,” and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at ubs.com/investors  provides the following information about UBS: results-related news releases; financial information, including results-related filings with the US Securities and Exchange Commission (the SEC); information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Recordings of most presentations can be downloaded from ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under
“UBS News Alert” at ubs.com/global/en/investor-relations/contact/
investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the SEC. Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wraparound document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: sec.gov. Refer to ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Russia’s invasion of Ukraine has led to heightened volatility across global markets, to the coordinated implementation of sanctions on Russia and Belarus, Russian and Belarusian entities and nationals, and to heightened political tensions across the globe. In addition, the war has caused significant population displacement, and if the conflict continues, the scale of disruption will increase and may come to include wide-scale shortages of vital commodities, including causing food insecurity. The speed of implementation and extent of sanctions, as well as the uncertainty as to how the situation will develop, may have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. This creates significantly greater uncertainty about forward-looking statements. The COVID-19 pandemic and the measures taken to manage it have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains, inflationary pressures, and labor market displacements. Factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, or other external developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of sanctions, tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from nation states and while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2021. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-253432 and 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:     /s/ Ralph Hamers ________________

Name:  Ralph Hamers

Title:    President of the Executive Board

By:     /s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By:     /s/ Christopher Castello____________

      Name: Christopher Castello

      Title:    Controller and Chief Accounting Officer

Date:  April 29, 2022